FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending April 08, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 08, 2005                                           By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                          Directors' Interests


I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned Director, arising from the purchase of Ordinary Shares on 07 April 2005 under a Single Company ISA at a price of (pound)12.41 per Ordinary Share:

Mr J S Heslop                                                             5



The Company and Directors were advised of this information on 08 April 2005.




S M Bicknell
Company Secretary

08 April 2005

                            Directors Interests


I give below details of a change in the interests in Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned Director arising from the purchase of Ordinary Shares at a price of (pound)12.40 per Ordinary Share on 07 April 2005 through the Company's ShareReward Plan ("the Plan") which Mr Heslop entered on 5 October 2001:


Mr J S Heslop           Acquisition  of 7 Ordinary  Shares  under the  Dividend
                        Reinvestment element of the Plan

Mr Heslop and the Company were advised of this information on 08 April 2005.



S M Bicknell
Company Secretary

08 April 2005